April 4, 2007

Alfred C. Eckert III
Chairman
GSC Acquisition Company
500 Campus Drive, Suite 220
Florham Park, NJ 07932

RE: GSC Acquisition Company
Registration Statement on Form S-1
Amendment 2 Filed March 22, 2007
File No. 333-138832

Dear Mr. Eckert:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the many exhibits that remain to be filed with your draft registration statement. We also note several apparent inconsistencies (e.g., on pages 5 and 6 it appears the registrant incorrectly discloses the number of shares of common stock and warrants outstanding before the offering, and on page 90, under the list of underwriters, the registrant discloses the total number of units as 175,000,000) and incorrect references to

page numbers in your response letter. Please note, all exhibits must be reviewed by the Staff prior to effectiveness and you should allow for sufficient review time, and possible comments, on such documents. Please file these exhibits with the next amendment and revise the inconsistencies throughout the prospectus.

2. We reissue comment two from our letter of February 23, 2007. We note your response that the information is not material. We are unable to resolve the prior comment without a detailed analysis as to why you believe the information is not material, as we previously requested. We may have further comment.

Summary, page 1

3. We note your response to comment four from our letter of February 23, 2007 that management has received several unsolicited inquiries. Please disclose the nature of these unsolicited inquiries and add disclosure in the prospectus. Clarify all communications that occurred as a result of these unsolicited inquiries. Clarify whether you may consider these inquiries after the completion of the IPO. We may have further comment.

4. We note your response to comment six from our letter of February 23, 2007. Please clarify in your disclosure whether there are any business entities through which the GSC Group operates that are connected to or related to GSC Group on less than an "affiliate" status. If there are, please identify such. We may have further comment.

5. We note your response to comment eight from our letter of February 23, 2007 that "it is unknown what, if any, information is known by GSC Group's investment professionals regarding a specific potential target business." Such statement may appear to contradict that contained in your response to comment 29 from our letter of February 23, 2007 and comment three from our letter of January 3, 2007: "We confirm to the Staff that no person or entity affiliated, related or otherwise connected, working for (directly or indirectly) or on behalf of GSC Group has undertaken any action in order to identify, locate or contact a potential target business." Further, the disclosure contained in your Registration Statement does not rule out that that actions have been taken to identify, locate, or contact a potential target business: "To date, our efforts have been limited to organizational activities as well as activities related to this offering. We have not, nor has anyone on our behalf, contacted any prospective target business or had any substantive discussion, formal or otherwise, with respect to such a transaction. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate, to conduct any research or take any measures, directly or indirectly, to locate or contact a target business." Please clarify with disclosure in your

Prospectus the exact extent of efforts undertaken to date and disclose your response that "it is unknown what, if any, information is known by GSC Group's investment professionals regarding a specific potential target business." Lastly, as previously requested, clarify whether any specific targets businesses or information relating to specific target businesses that is known by these or any other affiliates prior to completion of the IPO may be used after the completion of the IPO. We may have further comment.

6. We reissue comment nine from our letter of February 23, 2007. Please remove overly promotional statements, such as statements that imply GSC Group will be able to add value to the company since it has a network of experts "that may aid in maximizing the return of an investment." Please revise the disclosure throughout the prospectus to remove overly promotional statements. We may have further comment.

7. We note your response to comment 11 from our letter of February 23, 2007 and your added disclosure on page 47 that "We believe that employees of GSC Group will be motivated to locate a target for us because substantially all employees of GSC Group own stock or options of GSC Group Inc., the ultimate parent of our founding stockholder." If the direct economic benefit is to be gained by your founding stockholder, please clarify how an indirect economic benefit based on stock ownership would sufficiently motivate the "70 investment professionals available to you in connection with sourcing an acquisition." For example, are there or will there be anything akin to a "finder's fee" awarded to the individual who locates the ultimate target? How will such an award be structured? We may have further comment.

8. Clarify any specific requirements for conversion, such as tendering the shares prior to the vote on the transaction.

Summary Financial Data, page 18

9. Show us how you calculated as adjusted working capital of $166,074,918. Considering the sum of (i) working capital deficiency of ($303,541), (ii) deferred offering costs paid of $190,122 and (iii) net proceeds from the offering of $166,050,000, it appears this amount should be $165,936,581. Please advise or revise here and your capitalization table on page 43 accordingly.

Risk Factors, page 19

10. We reissue comment 17 from our letter of February 23, 2007. Please relocate the risk factor to the beginning of the risk factors section, in light of the increased likelihood of a transaction in which GSC Group has a financial interest and the increased likelihood of conflicts of interest.

11. We reissue comment 18 from our letter of February 23, 2007. Revise the risk factor subheading and narrative on page 20 discussing the warrants, to clearly state that they may expire worthless.

12. We note your response to comment 19 from our letter of February 23, 2007 and the disclosure on page 31 that "the purchase of the 4 million warrants by the founding stockholder will be specified as a condition to completion of the offering in the Underwriting Agreement." Please explain how this is consistent with the disclosure that this is a firm commitment offering. We may have further comment.

13. We note that the indemnification will not apply if the waiver is found to not be valid and enforceable. Please add a separate risk factor discussing the risks associated with this.

14. Provide a more detailed discussion of those claims that would not be covered by the indemnification, that fall outside the vendor and target business definition. For example, provide a discussion of those transactions of a typical blank check company that would not fall within the indemnification requirements.

15. We reissue comment 23 from our letter of February 23, 2007. Clearly disclose in the risk factor on page 20 discussing affiliated entities, all affiliated entities that would not be excluded from consideration as a potential target business.

16. We partially reissue comment 30 from our letter of February 23, 2007. Please specifically name those officers and directors that may remain following a business combination.

Use of Proceeds, page 36

17. We reissue comment 27 from our letter of February 23, 2007. We continue to note the reference in this section to the use of proceeds being estimates. Please note that while you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event are clearly indicates. See Instruction 7 to Item 504 of Regulation S-K.

Dilution, page 41

18. Show us how you calculated the amount of offering costs paid in advance of $328,459 included in the numerator of your pro forma net tangible book value per share calculation. It appears you have included expensed organizational costs and professional fees in this amount. Please note, this amount should be consistent with that presented as deferred offering costs (i.e. $190,122) on your balance sheet at December 31, 2006. Please advise or revise your dilution calculation accordingly.

Management, page 70

19. Describe the registrant's policy, if any, with regard to board members' attendance at annual meetings as required by Item 407(a)(2) of Regulation S-K.

20. Please provide the disclosure required by Item 407(e) of Regulation S-K. If the company does not have a compensation committee, state the basis for the view of the board of directors not to have such a committee. See Item 407(e)(1).

Financial Statements
Report of Independent Registered Public Accounting Firm, F-2

21. Please advise your independent accountant to revise their report to include the date of the report consistent with the guidance of Rule 2-02(a) of Regulation S-X.

Notes to Financial Statements
General

22. We reviewed your response to our prior comment 30 from our letter of February 23, 2007. We were unable to find your revised disclosure on F-9 as indicated, thus the comment will be partially reissued. Considering your financial statements include the

details of the proposed offering, it is apparent that you should also disclose the related commitment to Citigroup Global Markets and/or any other underwriter to provide complete disclosure of the offering. Please revise.

Note 1 – Organization and Nature of Business Operations, F-7

23. We note you have removed disclosure that you have selected December 31 as your fiscal year end. Please revise your notes to include disclosure of your fiscal year-end.

Other Regulatory

24. We note you did not provide a current consent from your accountants. Please provide a current accountant's consent with any amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Pam Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Deanna L. Kirkpatrick (by facsimile)
        212-450-4800